

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

December 8, 2009

Laurence Penn, Chief Executive Officer
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, CT 06870

> **Re:** **Ellington Financial LLC**
> **Amendments No. 4 and 5 to Registration Statement on**
> **Form S-11**
> **Filed November 20, 2009 and December 1, 2009**
> **File No. 333-160562**

Dear Mr. Penn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations for the Three and Nine Month Periods Ended September 30, 3009 and 2008, page 76

Non-Investment Expense, page 80

1. We note your disclosure that during the nine month period, that total incentive fees earned were $16.6 million. On page 122, you state that under the management agreement that was in effect prior to your amendment effective July 1, 2009, the incentive fee paid was the same amount of $16.6 million. It is not clear from the noted disclosure if you applied the pre-amendment arrangement towards the entire nine month period. Please clarify.

2. So that investors can get a better understanding of the relationship between the incentive fee paid and your operating results, please provide the calculation that lead to the incentive fees paid for the last nine months. Also, please discuss how investment income and realized and unrealized gains and losses affect such calculation.

Our Target Asset Classes, page 90

3. We note the significance of your investments in TBAs. Please revise to provide a more detailed discussion explaining the nature and function of the noted assets.

Exhibit 5.1

4. Please have counsel confirm to us that counsel concurs with our understanding that the reference and limitation to the "Delaware Limited Liability Company Act" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Exhibit 8.1

5. In your tax opinion, we note that counsel has assumed that all documents referred have been duly authorized, executed and delivered. It is not clear how it is appropriate for counsel to make extend such assumptions to documents that should have been authorized, executed, and delivered by the registrant, since such information appears readily ascertainable. Please clarify.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittendon (202) 551-3472 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Via Facsimile
        Daniel M. LeBey, Esq.
        S. Gregory Cope, Esq.
        (804) 788-8218